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                                  FILED BY ALLIED HEALTHCARE INTERNATIONAL INC.
                                (FORMERLY KNOWN AS TRANSWORLD HEALTHCARE, INC.)
                                                  COMMISSION FILE NO. 333-87304
                 PURSUANT TO RULES 165 AND 425 UNDER THE SECURITIES ACT OF 1933
                            SUBJECT COMPANY: TRANSWORLD HEALTHCARE (UK) LIMITED



FOR IMMEDIATE RELEASE                       For Further Information Contact:
                                            -------------------------------
June 7, 2002                                Jack Wynne, Vice President and
                                            Chief Financial Officer
                                            212-750-0064



                TRANSWORLD HEALTHCARE, INC ANNOUNCES NAME CHANGE
                -------------------------------------------------

         NEW YORK -- June 7, 2002 - Transworld Healthcare, Inc. (AMEX: TWH), a leading provider of flexible healthcare staffing services, announced that its shareholders approved the change of the Company's name to Allied Healthcare International Inc. at its annual meeting held today. The name change is effective immediately.

         The shareholders also approved the Company's previously announced corporate reorganization agreement. In addition, the Company's shareholders approved the election of the new board of directors, which includes four independent members, adopted a new stock option plan and ratified the appointment of its auditors for fiscal 2002.

         The reorganization and related transactions are subject to the approval of the Company's lenders and the satisfaction of certain other closing conditions. The Company is seeking to complete the reorganization by June 30, 2002, the end of its third fiscal quarter.


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         New York, NY- based Allied Healthcare International Inc. is a provider of alternate site healthcare services and products. These include the provision of nursing services, respiratory and infusion therapies and home medical equipment. The Company provides health care products and services in the U.K. through its major subsidiary, Allied Healthcare Group Limited and regionally in the U.S.

Certain statements contained herein are forward-looking statements that have been made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, including those contained in the Company's filings with the Securities and Exchange Commission, which may cause actual results in future periods or plans for future periods to differ materially from those described herein as anticipated, believed or estimated.

Allied Healthcare International Inc. has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission that includes a copy of the definitive reorganization agreement, a prospectus for the securities being offered in the reorganization, proxy information regarding the shareholders' meeting at which the reorganization was voted upon, and other information. Please read the Registration Statement and all other documents we file with the SEC because they contain important information regarding the reorganization. The documents are available at the SEC's website (www.sec.gov). Copies of the prospectus and proxy materials can be obtained without charge by directing a request to Allied Healthcare International Inc., 555 Madison Avenue, New York, New York 10022, Attn: Mr. John B. Wynne.

This press release is neither an offer to sell nor a solicitation of an offer to buy securities. An offer will be made only by the prospectus included in the Registration Statement. This press release is being issued in accordance with Rule 165 promulgated under the Securities Act of 1933, as amended.



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